# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Senior Credit Investments, LLC, CIK 0001959568
CUSIP: 000000000
Title of class of securities: Common Limited Liability Company Units
Address of issuer's principal executive offices: 520 Madison Avenue, 12th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 05/05/2026
Amends the filing with accession number 0001011438-23-000659
Filed by CIK 0001362558
Persons authorized to receive notices and communications: Turner Herbert, 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates (C0), 00000, 971 2 4150000

## Reporting persons
- Abu Dhabi Investment Authority (CIK 0001362558): type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 7,185.05; shared voting power 0; sole dispositive power 146,633.63; shared dispositive power 0; aggregate amount beneficially owned 146,633.63 (100% of the class)
  Comment: Abu Dhabi Investment Authority (ADIA) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (the Government) as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.
- Platinum International Investment Holdings RSC Limited (CIK 0001790748): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 7,185.05; shared voting power 0; sole dispositive power 146,633.63; shared dispositive power 0; aggregate amount beneficially owned 146,633.63 (100% of the class)
- Platinum Falcon B 2018 RSC Limited (CIK 0001790749): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: working capital (WC); sole voting power 7,185.05; shared voting power 0; sole dispositive power 146,633.63; shared dispositive power 0; aggregate amount beneficially owned 146,633.63 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Limited Liability Company Units
Name of issuer: Senior Credit Investments, LLC
Address of issuer's principal executive offices: 520 Madison Avenue, 12th Floor, New York, New York (NY), 10022
Comment:
The following constitutes Amendment No. 13 ("Amendment No. 13") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Abu Dhabi Investment Authority ("ADIA"), Platinum International Investment Holdings RSC Limited ("Platinum Holdings") and Platinum Falcon B 2018 RSC Limited ("Platinum Falcon", and together with Platinum Holdings and ADIA, the "Reporting Persons") on December 13, 2023, as amended by Amendment No. 1 filed on January 25, 2024, Amendment No. 2 filed on February 6, 2024, Amendment No. 3 filed on August 28, 2024, Amendment No. 4 filed on September 24, 2024, Amendment No. 5 filed on October 22, 2024, Amendment No. 6 filed on October 30, 2024, Amendment No. 7 filed on November 27, 2024, Amendment No. 8 filed on December 27, 2024, Amendment No. 9 filed on February 25, 2025, Amendment No. 10 filed on March 7, 2025, Amendment No. 11 filed on October 24, 2025, and Amendment No. 12 filed on January 30, 2026. This Amendment No. 13 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference. The Common Units of the Issuer were purchased by Platinum Falcon with the working capital of Platinum Falcon.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On March 13, 2026, the Issuer delivered a Notice to Platinum Falcon to purchase Common Units in an aggregate amount equal to $30,000,000 (the "Fourteenth Purchase Amount"). Platinum Falcon paid the Fourteenth Purchase Amount to the Issuer to purchase 16,876.813 Common Units at a per Common Unit purchase price of $1,777.5868, with such price and number of Common Units being determined by the Issuer on May 5, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of ADIA, Platinum Holdings and Platinum Falcon may be deemed to beneficially own 146,633.625 Common Units of the Issuer, which represents 100% of the Common Units outstanding as of May 5, 2026, based on information received from the Issuer. The Common Units reported herein are directly held and beneficially owned by Platinum Falcon. Platinum Holdings, the sole owner of Platinum Falcon, may be deemed to beneficially own the Common Units directly held by Platinum Falcon. ADIA, the sole owner of Platinum Holdings, may be deemed the beneficial owner of the Common Units directly held by Platinum Falcon.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each of the Reporting Persons may be deemed to have sole voting power over 7,185.047625 Common Units and sole dispositive power over 146,633.625 Common Units. The information in Item 4 regarding voting power over the Common Units reported herein under the Voting Trust Agreement and the termination provisions of the Voting Trust Agreement are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Items 3 and 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

## Signatures
- Abu Dhabi Investment Authority: /s/ Hamad Shahwan AlDhaheri, Hamad Shahwan AlDhaheri/ Authorized Signatory (05/20/2026)
- Abu Dhabi Investment Authority: /s/ Saif Surour AlMashghouni, Saif Surour AlMashghouni/Authorized Signatory (05/20/2026)
- Platinum International Investment Holdings RSC Limited: /s/ Ahmed Salem Abdulla AlNeyadi, Ahmed Salem Abdulla AlNeyadi/Authorized Signatory (05/20/2026)
- Platinum International Investment Holdings RSC Limited: /s/ Mubarak Awad Qanazel AlAmeri, Mubarak Awad Qanazel AlAmeri/Authorized Signatory (05/20/2026)
- Platinum Falcon B 2018 RSC Limited: /s/ Ahmed Salem Abdulla AlNeyadi, Ahmed Salem Abdulla AlNeyadi/Authorized Signatory (05/20/2026)
- Platinum Falcon B 2018 RSC Limited: /s/ Mubarak Awad Qanazel AlAmeri, Mubarak Awad Qanazel AlAmeri/Authorized Signatory (05/20/2026)